Exhibit 23

Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Fidelity & Guaranty Life:

We consent to the incorporation by reference in the registration statements (Nos. 333-204029 and 333-192849) on Form S-8 of Fidelity & Guaranty Life of our reports dated November 16, 2017, with respect to the consolidated balance sheets of Fidelity & Guaranty Life and subsidiaries as of September 30, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2017, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of September 30, 2017, which reports appear in the September 30, 2017 annual report on Form 10-K of Fidelity & Guaranty Life.

/s/ KPMG LLP
Des Moines, Iowa
November 16, 2017